Mail Stop 4561

June 12, 2007

John T. McDonald
Chief Executive Officer
Perficient Inc.
1120 South Capital of Texas Highway
Building 3 Suite 220
Austin, Texas 78746

>   **Re: Perficient Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 5, 2007**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2006**
>   **Filed March 7, 2007**
>   **Form 8-K**
>   **Filed May 11, 2007**
>   **File No. 1-15169**

Dear Mr. McDonald:

　　　We have reviewed your response to our letter dated April 26, 2007 in connection with the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues, page 20

1. We note that you do not believe that quantifying the number or size of projects would be useful to investors since they are company specific and these items are not disclosed by other companies in your industry. We do not consider these arguments to be persuasive. Further, it is unclear to us why you do not consider either the number of projects or their size in managing your business. In this regard, we note your disclosure indicating that you target engagements up to $3 million to serve the market between large system integrators and local boutiques. Please tell us how you evaluate your success in targeting this market if you do not consider such metrics.

Form 8-K Filed May 11, 2007

2. We note that you present stock-based compensation as a separate line item within your consolidated statements of operations that are included as part of your press release. This appears to create additional non-GAAP measures within that presentation. Please revise your future earnings releases to present the statements of operations on a GAAP basis or add the disclosures required by our non-GAAP guidance. In addition, tell us why the stock-based compensation amounts included within your reconciliations do not agree to the corresponding amounts in the consolidated statements of operations.

3. We note that you present a reconciliation of "EBITDA to Net cash flows used in operating activities." This is not consistent with your assertion that EBITDA is used as a performance measure. Please revise your future disclosures to address this inconsistency. In addition, tell us how "changes in operating assets and liabilities" within the reconciliation is intended to compare to the corresponding cash flow information in your most recent Form 10-Q.

Form 10-K/A for Fiscal Year Ended December 31, 2006

General

4.   Please provide us with written representations from the CEO and the CFO
        confirming that the accountants' opinions and consents, identical to those now on
        file, were in the company's possession prior to the filing of the Form 10-K for the
        period ended December 31, 2006. In addition, tell us why the Form 10-K was
        filed without the conformed signatures.

* * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if
you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief